Exhibit 99.3

Annex A
Butterfield Fiduciary Administrators Trust Company Limited

Name of Director	Principal Business Address	Principal Occupation	Citizenship
Laura McCarthy	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of Butterfield Fiduciary Administrators Trust Company Limited	Great Britain
Alison Wyser	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of Butterfield Fiduciary Administrators Trust Company Limited	Great Britain
Sylvia Miller	Trafalgar Court, 3rd Floor, Les Banques, St. Peter Port, Guernsey GY1 2JA	Director of Butterfield Fiduciary Administrators Trust Company Limited	Great Britain